Icahn Enterprises L.P.

June 6, 2013

VIA ELECTRONIC TRANSMISSION

Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Icahn Enterprises L.P.
Form 10-K for the fiscal year ended December 31, 2012
Filed on March 15, 2013
File No. 1-9516

Icahn Enterprises Holdings L.P.
Form 10-K for the fiscal year ended December 31, 2012
Filed on March 15, 2013
File No. 333-118021-01

Dear Ms. Cvrkel:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) in your letter dated May 22, 2013 with respect to the joint Annual Report on Form 10-K of Icahn Enterprises L.P. and Icahn Enterprises Holdings L.P. (collectively, the “Company”), for the fiscal year ended December 31, 2012 (the “Comment Letter”).

We are writing to respond to the comments contained in the Comment Letter. For your convenience, the Staff's comments have been retyped below in boldface type, and the Company's responses are provided immediately after each comment.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 93

1.
We note the disclosure on page 101 indicating that your Energy segment assesses its operating performance by comparing its refining margin against an industry refining margin benchmark and that refining margin is calculated as net sales minus costs of goods sold, exclusive of certain direct operating expenses and depreciation and amortization. We also note your discussion on page 101 and 102 indicating that refining margin is a non-GAAP measure that you believe is important to investors in evaluating the performance of your Energy segment's refineries as a general indication of the amount above your Energy segment's costs of product sold that it is able to sell refined products. We further note from your discussion on page that refining margin per barrel of crude oil throughput for the petroleum business was $28.39 for the period from May 5, 2012 through December 31, 2012 and refining margin adjusted for FIFO impact for CVR's petroleum business was $19.41 for the period May 5, 2012 through December 31, 2012. As the measure's “refining margin per barrel of crude oil” and “refining margin adjusted for FIFO impact” both appear to represent non-GAAP measures, please revise your disclosure of these measures to comply with the guidance outlined in Item 10(e) of Regulation S-K. In this regard, please revise your disclosure to provide a reconciliation of each measure to the most comparable US GAAP measure. In addition, please revise to explain why you believe the measure “refining margin adjusted for FIFO impact” is useful to potential investors. The disclosure of this measure included on page 62 of your Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 should be similarly revised.

We believe that we have provided sufficient information in the MD&A section related to our Energy segment to reconcile the non-GAAP measure of "refining margin per barrel of crude oil" and "refining margin per crude oil throughput adjusted for FIFO impact" to the most comparable US GAAP measure. For example, on Page 101 of the Company's 2012 Form 10-K, we define refining margin as "net sales minus cost of goods sold, exclusive of certain direct operating expenses and depreciation and amortization". Our Energy segment's net sales and cost of sales for our petroleum and fertilizer businesses have been disclosed in the table on Page 101 of the Company Form 10-K, including total crude oil throughput for our petroleum business.

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In addition, we disclose on Page 102 amounts that were excluded in calculating refining margin as follows: "For the period May 5, 2012 through December 31, 2012, $309 million of direct operating expenses and $116 million of depreciation and amortization are excluded in the calculation of the refining margin per barrel of crude oil throughput related to the petroleum business." On page 102 of the Company's 2012 Form 10-K, we disclose that for the period May 5, 2012 through December 31, 2012, the petroleum business had an unfavorable FIFO inventory impact of $71 million. On page 102 the Company's 2012 Form 10-K, we disclose that "under our FIFO accounting method, changes in crude oil prices can cause fluctuations in the inventory valuation of our crude oil, work in process and finished goods, thereby resulting in a favorable FIFO inventory impact when crude oil prices increase and an unfavorable FIFO inventory impact when crude oil prices decrease." Therefore, although not disclosed in a tabular format, based on these disclosed amounts, one can nevertheless reconcile the GAAP measure to the non-GAAP measure of "refining margin" and "refining margin per crude throughput adjusted for FIFO impact".

Furthermore, we disclose on Page 101 why we believe presenting refining margin is important to investors as follows:

Refining margin is a non-GAAP measure that we believe is important to investors in evaluating the performance of our Energy segment's refineries as a general indication of the amount above our Energy segment's cost of product sold that it is able to sell refined products. Our Energy segment's calculation of refining margin may differ from similar calculations of other companies in its industry, thereby limiting its usefulness as a comparative measure. In order to derive the refining margin per crude oil throughput barrel, our Energy segment utilizes the total dollar figures for refining margin as derived above and divide that by the applicable number of crude oil throughput barrels for the period. We believe that refining margin and refining margin per crude oil throughput barrel is important to enable investors to better understand and evaluate our Energy segment's ongoing operating results and allow for greater transparency in the review of our overall financial, operational and economic performance.

In order to provide clarity to the reconciliation of "refining margin per crude oil throughput barrel" and "refining margin per crude oil throughput barrel adjusted for FIFO impact" to GAAP measurements, we will disclose such reconciliations in tabular format in future filings. In addition, in order to provide better clarity as to why we believe providing "refining margin per crude oil throughput barrel" and "refining margin per crude oil throughput barrel adjusted for FIFO impact," are important to investors, we will revise the paragraph above as follows:

Refining margin per crude oil throughput barrel is a measurement calculated as the difference between net sales and cost of product sold (exclusive of depreciation and amortization) and refining margin per crude oil throughput barrel adjusted for FIFO impact is a measurement calculated as the difference between net sales and cost of product sold (exclusive of depreciation and amortization) adjusted for FIFO impacts. Refining margin and refining margin adjusted for FIFO impact are non-GAAP measures that we believe are important to investors in evaluating our Energy segment refineries' performance as a general indication of the amount above our Energy segment's cost of product sold (taking into account the impact of utilization of FIFO) they are able to sell refined products. We believe that refining margin and refining margin per crude oil throughput barrel is important to enable investors to better understand and evaluate our Energy segment's ongoing operating results and allow for greater transparency in the review of our overall financial, operational and economic performance. In addition, we believe that presenting refining margin per crude oil throughput barrel adjusted for FIFO impact is useful to investors because this measure more accurately reflects the current operating environment.

In order to derive the refining margin per crude oil throughput barrel, our Energy segment utilizes the total dollar figures for refining margin as derived above and divide that by the applicable number of crude oil throughput barrels for the period. Our Energy segment's calculation of refining margin and refining margin adjusted for FIFO impact may differ from calculations of other companies in the industry, thereby limiting its usefulness as a comparative measure. Under our Energy segment's FIFO accounting method, changes in crude oil prices can cause fluctuations in the inventory valuation of our Energy segment's crude oil, work in process and finished goods, thereby resulting in favorable FIFO impacts when crude oil prices increase and unfavorable FIFO impacts when crude oil prices decrease.

Income Tax Expense, page 110

2.
We note from the discussion on page 110 that Icahn Enterprises and Icahn Enterprises Holdings recognized an income tax benefit of $81 million on pre-tax income from continuing operations of $646 and $647 million, respectively during 2012 versus income tax expense of $34 million during 2011. Please tell us and revise MD&A to explain in further detail why the Company recognized an income tax benefit during 2012 on its pre-tax earnings versus the recognition of an income tax expense during 2011.

For 2012, Icahn Enterprises recorded an income tax benefit of $81 million on pre-tax income from continuing operations

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of $626 million compared to an income tax expense of $34 million on pre-tax income from continuing operations of $1,798 million for 2011. Icahn Enterprises' effective income tax rate was (12.9)% and 1.9% for 2012 and 2011, respectively.

For 2012, Icahn Enterprises Holdings recorded an income tax benefit of $81 million on pre-tax income from continuing operations of $627 million compared to an income tax expense of $34 million on pre-tax income from continuing operations of
$1,799 million for 2011. Icahn Enterprises Holdings' effective income tax rate was (12.9)% and 1.9% for 2012 and 2011, respectively.

The difference between the effective tax rate and statutory federal rate of 35% is principally due to changes in valuation allowances, settlement of liabilities subject to compromise, and partnership income not subject to taxation, as such taxes are the responsibility of the partners.

The Company recognized a deferred tax benefit on its pre-tax earnings in 2012 as compared to an income tax expense in 2011 in pre-tax income primarily due to a $284 million income tax benefit recorded by our Holding Company, $29 million income tax benefit recognized by our Automotive segment, offset in part by income tax expense of $182 million and $42 million recorded by our Energy and Railcar segments, respectively, during 2012.  The income tax benefit recorded by our Holding Company during 2012 was primarily related to the reversal of $221 million of the valuation allowance on deferred tax assets by American Entertainment Properties Corp. ("AEP"), an indirect subsidiary of ours. In February, 2012, pursuant to a tax-free reorganization, WestPoint Home LLC, representing our Home Fashion segment, merged into a newly formed single member limited liability company owned by AEP. Also, on May 4, 2012, AEP acquired a controlling interest in CVR.   In recording this reversal, AEP evaluated all positive and negative evidence associated with its deferred tax assets, primarily as a result of the change in estimated future earnings from the acquisition of CVR, and concluded it was more likely than not that all of the federal net operating loss carryforward related to our Home Fashion segment would be realized.  The income tax benefit of $29 million recognized by our Automotive segment was primarily due to the recognition of approximately $300 million income tax benefit from the settlement of income tax liabilities subject to  compromise, offset in part by $278 million income tax expense related to an increase in valuation allowance pursuant to the settlement, resulting in a net income tax benefit of $22 million.  In contrast, during 2011, the Company recognized income tax expense of $34 million, primarily due to income tax expense of $17 million and $8 million recognized by our Automotive segment and Holding Company, respectively.

It is noted that the disclosures described above have been substantially provided in Note 16, "Income Taxes" of the Company's consolidated financial statements. The Company will provide the detailed discussion above in its MD&A with respect to its disclosure of income tax expense or benefit (as applicable) in future filings.

Icahn Enterprises L.P. and Subsidiaries
Icahn Enterprises Holdings L.P. and Subsidiaries
Notes to Consolidated Financial Statements
Note 9. Goodwill and Intangible Assets, Net

3.
We note from the disclosure on page 188 that in connection with the CVR Energy acquisition, the Company recognized a customer relationship intangible aggregating $340 million with a useful life of twenty years. Please tell us and revise the notes to your financial statements to explain the method and significant assumptions that were used to calculate or determine the fair value of this customer relationship intangible. In a related matter, please also explain how you determined that a useful life of twenty years was appropriate for purposes of amortizing this customer relationship intangible to expense. Your response should clearly explain why you believe the customer relationships acquired in this acquisition transaction will continue to produce cash flows for a period of 20 years.

The Company disclosed in detail the purchase price allocation of CVR Energy Inc. ("CVR") in Note 2, "Acquisitions," to its consolidated financial statements. The purchase price allocation of CVR is preliminary and is subject to additional adjustments. The purchase price allocation will be finalized during the second quarter of 2013.

As disclosed in Note 9, "Goodwill and Intangible Assets, Net," we allocated $340 million to customer relationships acquired with a useful life of 20 years, which was solely allocated to our Energy segment's fertilizer business unit.  The fair value of the customer relationships acquired of $340 million was estimated using a form of the income approach known as the multi-period excess earnings method ("MPEEM").  The MPEEM valuation methodology seeks to isolate the cash-flow stream attributable to a specific intangible asset being valued from the asset grouping's overall cash-flow stream.  Under the MPEEM, a capital charge (i.e., an economic rental charge) against the total cash-flow stream is made for the use of the contributory assets that contribute to the cash flow generating ability of the specific intangible asset under analysis, which leaves an excess-earnings (or residual) stream applicable to the intangible asset being valued.  Significant assumptions utilized in the MPEEM method include an assumed long-term revenue growth rate of 3%, an annual attrition rate of 5.0%,

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and a discount rate of 10.5%.  The attrition rate applied in the MPEEM is the product of an analysis of five years of sales data by customer (from 2007 to 2011, which was chosen as an appropriate historical period to analyze given the reliability of the underlying sales by customer data and the fact that it demonstrated attrition in both positive and negative economic cycles), where the revenue-based attrition rate ranged from approximately 5% to 7.5%. The selection of 5% was based on the observed attrition rate in 2011, which was deemed to be more representative of future attrition than that observed during the financial crisis (i.e., 7.7% in 2009). The discount rate is based on our Energy segment's fertilizer business unit's required rate of return on equity.  Our Energy segment's fertilizer business unit relies on recurring relationships with significant customers to generate a material portion of its total revenues and expects existing customers to generate significant growth in the future.  Our Energy segment's top ten customers accounted for approximately 60% of revenue in 2011 and each, but for one, generated revenue in every year from 2007 to 2011.  Our Energy segment's management believes these customers to be recurring relationships.  Based on our analysis of the nature and extent of the customer relationships that our Energy segment's fertilizer business has had with its significant customers, including observed historical attrition and the historical length of such relationships, which for the top ten customers dates back to when the fertilizer business was formed in its current capacity in 2004, we estimated that the customer base would reasonably continue to produce cash flows for a period of 20 years.

The Company will provide the the above disclosures with respect to the allocation of customer relationships for our Energy segment in future filings.

Note 12. Compensation Arrangements, page 198

4.
We note the disclosure on page 199 indicating that in connection with your acquisition of a controlling interest in CVR on May 4, 2012, a modification of outstanding awards under CVR's long-term incentive plan occurred. We further note that as a result of the modifications, additional share-based compensation of $12 million was incurred to revalue the awards to fair value upon the date of modification. With regards to the modifications that occurred, please revise to disclose the number of awards that were modified as a result of the acquisition transaction and explain how the additional share-based compensation of $12 million that was recognized as a result of the modifications was calculated or determined.

In connection with our acquisition of a controlling interest in CVR on May 4, 2012, 1.6 million CVR unvested restricted shares, representing all unvested restricted shares at the modification date, under CVR's long-term incentive plan were converted to cash-settled restricted stock units in accordance with the related Transaction Agreement.  This modification resulted in all of the unvested restricted stock units being classified as liability awards due to the cash settlement feature. Prior to modification, CVR's restricted shares were equity-classified awards, which were valued at the closing market price of CVR's common stock at the date of grant and amortized to compensation expense on a straight-line basis over the vesting period of the restricted shares.   At the modification date, the unvested restricted stock units scheduled to vest in 2012 were revalued at the offer price of $30 per share, plus one non-transferable contingent cash payment ("CCP") upon vesting per the Transaction Agreement. The fair value of the CCP was nominal due to the contingent nature of the award. Unvested restricted stock units scheduled to vest in 2013, 2014 and 2015 were revalued at the modification date, and at each subsequent reporting period, at the lesser of the offer price of $30 per share or the then current fair market value of a share of CVR's common stock for each restricted stock unit. At the modification date, the fair value of CVR's common stock exceeded the offer price of $30 per share. The $12 million of compensation expense recognized in connection with the modification was calculated as the fair value of the modified awards, as described above, at the modification date (based on the proportion of the requisite service period that had been completed at the date of modification for each restricted stock unit outstanding), less compensation expense recognized prior to the modification.  The fair value of the modified liability-classified award in all cases was greater than the grant-date fair value of the original equity classified awards.

While we elected to disclose the above compensation matter in the Company's 2012 Form 10-K, we have decided not to disclose this compensation matter in future filings as we believe such amounts to be immaterial to the Company's consolidated financial statements.

Additional Information Regarding Executive Compensation, page 247

5.
We note from the disclosure in the table on page 247 that the Company granted stock options with a grant date fair value of $2,136,332 to Daniel A Ninivaggi, President and Chief Executive Officer during 2010. We also note from the disclosures on page 250 and elsewhere in the Form 10-K that pursuant to the 2012 Ninivaggi Employment Agreement, these options were terminated effective October 12, 2012 and rendered null and void. Please tell us why the nature and terms of the options granted to this officer and the amount of expense recognized in connection with the option grant, as well as the assumptions used to determine the fair value of the option grant, were not disclosed in the Company's

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financial statements pursuant to the guidance outlined in ASC 718-10-50. Similarly, please tell us and revise the notes to your financial statements to disclose the accounting treatment used to reflect the cancellation of the options during 2012.

On February 11, 2010, the Company and Mr. Ninivaggi entered into a Class A Option Agreement and Class B Option Agreement (collectively, the "Options"). The Class A and Class B Agreements each granted Mr. Ninivaggi an option to purchase 100,000 of the Company's depositary units (aggregate 200,000 units) with exercise prices of $45.60 and $55.60 (before adjusting for stock dividends), respectively, and which were to vest 1/3rd at each of December 31, 2010, 2011 and 2012. The Company had no other options outstanding related to any other individuals during 2010, 2011 and 2012.

The Options granted to Mr. Ninivaggi were accounted for under ASC 718. The Options did not meet the criteria to be classified as liabilities and therefore were classified as equity. As a result, the Options were valued as of the grant date (February 11, 2010) and not required to be remeasured unless the options were subsequently modified. Using the Black-Scholes option-pricing model with assumptions as disclosed in Item 11 of the Company's 2012 Form 10-K, the Options, in aggregate, were valued at $2,136,332. Furthermore, we elected to straight-line the compensation expense over the requisite service period, resulting in expense of approximately $583 thousand, $777 thousand and $777 thousand for the years ended December 31 2010, 2011 and 2012, respectively.

Since these were the only options outstanding during the year ended December 31, 2010, 2011 and 2012 and the fair value and annual expense was deemed to be immaterial, the Company elected not to disclose the nature and terms of the options granted, as well as the assumptions used to determine the fair value of the options granted, in the Company's consolidated financial statements pursuant to ASC 718-10-50. The Company believes that disclosing certain information relating to the Options in Item 11 of the Company's 2012 Form 10-K was sufficient to meet the requirements of Part III as well as to conclude that the options were not material to the Company's consolidated financial statements.

Additionally, as noted, the Options were terminated effective October 12, 2012 and rendered null and void. No replacement award or other valuable consideration was granted in connection with this cancellation. Therefore, the Company accounted for the cancellation of the Options in accordance with ASC 718-20-35-9, which requires the cancellation of an award that is not accompanied by the concurrent grant of a replacement award to be accounted for as a repurchase for no consideration. The remaining unrecognized compensation expense for the period October 12, 2012 through December 31, 2012 of approximately $194 thousand was recognized during the fourth quarter of 2012 (which is included in the aforementioned amount discussed above with respect to the amount recognized in compensation expense for the year ended December 31, 2012).

Quarterly Report on Form 10-Q for the quarter ended March 31, 2013
Note 16. Other (Loss) Income, Net

6.
We note the disclosure in Note 16 indicating that in the first quarter of 2013, your Automotive segment recorded a loss on discontinued operations of $47 million related to the disposal of a certain business. We also note that because the financial results from the disposal of this business was not material to your consolidated financial statements you did not reflect the disposition of this business as a discontinued operation in either the current period or on a retrospective basis. With regards to the operations disposed, please explain in further detail the nature of the operations that were disposed of by the Automotive segment during the first quarter of 2013 and explain in further detail why you do not believe the disposal of the business was material to your consolidated financial statements. As part of your response, please provide us quantified information regarding the revenues and expenses associated with this business during the last three fiscal years and the interim periods presented in your financial statements supporting your conclusion that these operations were not material to your financial statements.

In connection with its strategic planning process, Federal-Mogul, representing our Automotive segment, assesses its operations for market position, product technology and capability, and profitability. Those businesses not core to Federal-Mogul's long-term portfolio may be considered for divestiture or other exit activities. During the first quarter of 2013, our Automotive segment completed the divestiture of its sintered components operations (“Sintertech”) located in France. The disposal resulted in a $47 million net loss (no income tax impact), which was included “Other Income (Loss), Net” in the first quarter of 2013.  The $47 million net loss is primarily comprised of $42 million net cash payment to the buyer and the reclassification of $5 million of unrealized losses to earnings from accumulated comprehensive loss.  In addition to the $47 million net loss, $6 million of operating net losses were recognized in the first quarter of 2013. It is noted that the operating net loss of $6 million represented less than 1% of the Company's net income for the first quarter of 2013 and approximately 2% of the net income attributable to Icahn Enterprises.  In addition, the total assets of Sintertech were $71 million, which represented approximately 0.3% of the Company's consolidated total assets as of March 31, 2013.

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In exploring options to exit its Sintertech operations, which generated a net loss of $21 million for the year ended December 31, 2012 and was expected to continue to incur operational losses, Federal-Mogul determined a divestiture of Sintertech with a sale price of one (1) Euro and a transfer of $42 million in cash to TM France (“Buyer”) constituted its most economical option.  Other options considered by Federal-Mogul, including restructuring, were not economical and were not considered a part of its long-term strategic plan.

The cash contribution to the Buyer is restricted solely for the purposes of financing the operation and development of the business in order to restore Sintertech to profitability and viability.  Moreover, for a period of 18-24 months after a sale, French bankruptcy and insolvency laws may impose liability on the seller if the business that is sold does not have a viable recovery plan at the time of the sale.  By providing the Buyer with $42 million in cash, Federal-Mogul insured that the Buyer should be able to cover at least 24 months of losses at current run rates thereby increasing the likelihood of a successful recovery plan and reducing exposure to any liability.

The transfer of $42 million in cash by Federal-Mogul at closing was not to address Sintertech contingencies but was to finance the operation and development of the business for the next 24 months in order to allow the Buyer to execute its recovery plan.

The following table below presents the net sales, net income, and net income attributable to Icahn Enterprises for the years ended December 31, 2010, 2011 and 2012 for both Icahn Enterprises and Sintertech. Included in the table below is a column representing Sintertech's operations as a percentage of Icahn Enterprises' consolidated financial results vis-a-vis net sales, net income and net income attributable to IEP for the years ended December 31, 2010, 2011 and 2012.

	Year Ended December 31,
	2010			2011			2012
	IEP	Sintertech	%	IEP	Sintertech	%	IEP	Sintertech	%
	(in millions, except percentage)
Net sales	$7,903	$82	1.0%	$9,127	$94	1.0%	$14,619	$74	0.5%
Net income (loss)	$743	$(5)	(0.7)%	$1,764	$(8)	(0.5)%	$727	$(21)	(2.9)%
Net income attributable to IEP	$199	$(4)	(2.0)%	$750	$(7)	(0.9)%	$396	$(17)	(4.3)%

Based on the foregoing discussion, we believe that the disposal of Sintertech by our Automotive segment was not material to the Company's consolidated financial statements and thus, we did not reflect the disposition of this business as a discontinued operation in either the current period (i.e., for the first quarter of 2013) or on a retrospective basis.

In connection with responding to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me should you have any questions or additional comments.

Very truly yours,

/s/SungHwan Cho

SungHwan Cho
Chief Financial Officer
Icahn Enterprises G.P. Inc., the general partner of
Icahn Enterprises L.P.

cc:    Daniel A. Ninivaggi (Icahn Enterprises L.P.)

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